Exhibit (a)(5)(C)

July 14, 2009

All,

We now have the answers to your questions regarding ESPP, stock options, restricted stock units and restricted shares that clarify how your current Data Domain equity will be affected by the pending merger with EMC.

Employee Stock Purchase Plan

Normally our ability to purchase shares under the ESPP would be on July 31st, however, the pending merger requires that we accelerate the purchase date which will now occur following the close of the stock market on the day prior to the closing of the merger. For those employees who are participating in the current ESPP offering period, you will purchase shares at $11.067 which is 85% of the January 30 share price of $13.02. These shares will be recorded in your Morgan Stanley Smith Barney stock account as soon as administratively possible and will be subject to cash settlement upon the closing of the merger with EMC.

We will also be able to participate in the EMC Stock Purchase Plan beginning in August (more information to come).

Ability to Exercise and Sell Stock Options

We are currently in a restricted trading window that allows the exercise of options; however, the restricted trading window prohibits the selling of Data Domain shares until July 25th, the day following the scheduled announcement of our Q2 earnings. The opportunity to exercise options will end following 4:00PM on Wednesday, July 15th.

In the event the pending merger with EMC closes prior to July 25th, all outstanding Data Domain Stock Options will be converted to EMC Stock Options as more fully described below. During the conversion process, which is anticipated to take up to two weeks, you will not have the ability to exercise and/or sell stock options.

Conversion of Your Outstanding Data Domain Equity to shares of EMC or cash.

Once the merger is completed, shares of Data Domain will no longer exist. As a result, EMC has agreed to convert all outstanding Data Domain stock options, restricted stock units and restricted stock. The equity conversion will preserve the current terms of your Data Domain equity awards, including vesting and any intrinsic value (i.e., in-the-money value) of your equity awards as of the effective time of the conversion which will occur as of the end of the day on which the merger closes.

The treatment and conversion of your Data Domain equity is described more fully in the attached addendum and is summarized as follows:

Stock Option Conversion:

The stock option conversion methodology we have agreed to use is a common approach to ensure that the interests of Data Domain employees are protected in all aspects regarding the terms and value. While the exact conversion exchange ratios cannot be determined until the closing of the merger, the algorithm to be used is illustrated below. It is important to note that the conversion will require a “blackout” period during which you will not be able to exercise any converted EMC stock options for a period of up to two weeks following the close. Next week you will receive instructions from EMC’s stock plan administrator, UBS Financial Services, on how to access your new share account. Once the conversion is completed, the converted equity will be posted to your UBS account and available to transact.

Equity Conversion Model - For Illustration Purposes Only

A.	EMC 10 Day Avg. Closing Share Price:	$12.50
B.	DDUP Tender Price:	$33.50

Option Exchange Ratio: (1/(A / B)):	1 share of DDUP = 2.68 shares of EMC

Stock Option Exchange Illustration:

		DDUP Options		Option Exchange Ratio	New EMC Option
a.	# of DDUP Options	1,000	*	2.68 =	2,680
b.	Option Exercise Price:	$10.00	/	2.68 =	$3.74
c.	Share Price:	$33.50			$12.50

	Intrinsic Value ((c-b)*a):	$23,500.00			$23,476.80

Restricted Stock Units and Awards

Restricted stock units and restricted stock will be converted to EMC Assumed RSUs and Restricted Awards representing the right to receive $33.50 per share in accordance with the current vesting and restriction provisions of your Data Domain grant. The value of these assumed equity awards is locked and will not change during the vesting period. Upon vesting, you will receive a cash payment equivalent to the number of vested shares multiplied by $33.50. The cash payment will be taxed as ordinary income and EMC will withhold taxes.

We are committed to providing you with as much information as possible in the coming weeks as details become clear on other fronts. In the meantime, I ask that you continue to let us know of any questions you have via the DomaiNation Acquisition Questions site.

Thanks,

Shelly

Forward-Looking Statements

This document contains forward-looking statements that involve risk and uncertainty. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including: statements regarding the expected completion and effects of the tender offer and the merger, statements regarding the ability to complete the transaction considering the various closing conditions; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Statement regarding future events are based on the parties’ current expectations and are necessarily subject to associated risks related to, among other things, uncertainties as to the timing of the tender offer and merger; uncertainties as to how many Data Domain stockholders will tender their stock in the offer; the possibility that various closing conditions for the transaction may not be satisfied or waived; the effects of the transaction making it more difficult to maintain existing relationships with employees, customers or business partners; and other business effects, including the effects of industry, economic or political conditions outside of Data Domain’s control. Actual results may differ materially from those in the projections or other forward-looking statements. For information regarding other related risks, please see the “Risk Factors” section of Data Domain’s filings with the Securities and Exchange Commission (the “SEC”), including its most recent filings on Form 10-K and Form 10-Q. Data Domain assumes no obligation and does not intend to update these forward-looking statements.

Securities Law Disclosure

The offer to buy shares of Data Domain common stock is being made only pursuant to the offer to purchase and related materials that EMC has filed with the SEC. Data Domain stockholders and other investors should read these materials carefully because they contain important information, including the terms and conditions of the offer. These materials and any other documents filed by EMC or Data Domain with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov and by contacting Data Domain Investor Relations at (408) 980-4909. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC on Data Domain’s website at www.datadomain.com. Investors and security holders are urged to read the Schedule TO, as amended, and the Schedule 14D-9, as amended, and the other relevant materials before making any investment decision with respect to the EMC tender offer.